November 8, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

RE:	Kofax Limited
Registration Statement on Form F-1
Filed October 3, 2013
File No. 333-191554

Ladies and Gentlemen:

On behalf of Kofax Limited (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 17, 2013 from Ms. Maryse Mills-Apenteng to Mr. Reynolds C. Bish regarding the Company’s Registration Statement on Form F-1 (as amended, the “Registration Statement”). For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Concurrently, the Company is filing Amendment No. 2 to the Registration Statement via EDGAR (the Company filed Amendment No. 1 to the Registration Statement, an exhibit only filing, on November 5, 2013). All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

Risk Factors

“Our bye-laws restrict shareholders from bringing legal action against our officers and directors,” page 29

1.	We note your revisions on pages 29, 101, and 108 in response to our prior comment 3. Please revise the last sentence of this risk factor to remove the suggestion that your shareholders have waived their ability to assert federal securities claims against your officers and directors unless the act or failure to act involves fraud or dishonesty. In addition, please clarify on pages 106 and II-1 that the waiver in your bye-laws does not apply to any claim or action under the United States federal securities laws.

Response:

The Company accepts the Staff’s comment and has revised the disclosure on page 32 of the Registration Statement to remove the last sentence of the applicable risk factor. The Company has also revised the disclosure on pages 110 and II-1 of the Registration Statement to clarify that the waiver in its bye-laws will not apply to any claim that may not be waived under Section 14 of the Securities Act or Section 29(a) of the Exchange Act.

United States Securities and Exchange Commission

November 8, 2013

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If you have any questions, please feel free to contact the undersigned at 212.698.3616. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	Reynolds C. Bish, Chief Executive Officer, Kofax Limited
James Arnold, Jr., Chief Financial Officer, Kofax Limited
Bradford Weller, Executive Vice President of Legal Affairs, General Counsel and
Company	Secretary, Kofax Limited
Sean Geraghty, Esq., Dechert LLP
Carol Clarke, Esq., Conyers Dill & Pearman Limited
Thomas S. Levato, Esq., Goodwin Procter LLP
David Hales, Ernst & Young LLP (United Kingdom)